18001470

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-35353

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WIC Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 North 6th Streest, Suite 620B
(No. and Street)

Minneapolis	MN	55403
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Wilke 612-341-2218
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name – *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Linda Wilke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WIC Corp., as of December, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRIAN H. KERTZ
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2020

Linda S. Wilke
Signature

FINOP
Title

Brian H. Kertz
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WIC CORP.

FINANCIAL STATEMENTS

Year Ended December 31, 2017

CONTENTS

222 South Ninth Street, Suite 1000 • Minneapolis, MN 55402
Main: 612.339.7811 • Fax: 612.339.9845 • www.mhmcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
WIC Corp.
Minneapolis, Minnesota

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of WIC Corp. ("The Company") as of December 31, 2017, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in schedule I, II, and III (together "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of WIC Corp.'s financial statements. The supplemental information is the responsibility of WIC Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 1988.

Mayer Hoffman McCann P.C.

February 9, 2018
Minneapolis, Minnesota

WIC CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

		2017
ASSETS		
ASSETS		
Cash	$	78,552
CRD deposit		60
Clearing deposit		10,000
Investment securities		36,637
TOTAL ASSETS	$	125,249
LIABILITIES		
LIABILITIES		
Accounts payable	$	800
Accrued income taxes		474
Deferred tax liability		520
TOTAL LIABILITIES		1,794
STOCKHOLDER'S EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.01, authorized 1,000,000 shares, issued and outstanding 12,000 shares		120
Additional paid-in capital		41,880
TOTAL CAPITAL CONTRIBUTED		42,000
RETAINED EARNINGS		81,455
TOTAL STOCKHOLDER'S EQUITY		123,455
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	125,249

See Notes to Financial Statements

WIC CORP.

STATEMENT OF OPERATIONS

Year ended December 31, 2017

	2017
REVENUE	
Commissions and fees	$ 51,718
Investment income	629
TOTAL REVENUE	52,347
EXPENSE	
Management fee	2,000
Trading fees	25,719
Other	22,698
TOTAL EXPENSES	50,417
INCOME BEFORE INCOME TAXES	1,930
INCOME TAXES	483
NET INCOME	$ 1,447

See Notes to Financial Statements

WIC CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended December 31, 2017

	Common Stock Issued and Outstanding	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2016	12,000	$ 120	$ 41,880	$ 80,008	$ 122,008
Net income	-	-	-	1,447	1,447
Balance, December 31, 2017	12,000	$ 120	$ 41,880	$ 81,455	$ 123,455

See Notes to Financial Statements

WIC CORP.

STATEMENT OF CASH FLOWS

Year ended December 31, 2017

		2017
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	1,447
Adjustments to reconcile net income to net cash flows from operating activities:		
Change in unrealized gain		(32)
Reinvested dividends and interest		(586)
Deferred tax liability		8
Decrease (increase) in operating assets:		
CRD deposit		130
Increase (decrease) in operating liabilities:		
Accounts payable		800
Accrued income tax		(151)
Accrued other expenses		(724)
NET CASH FLOWS FROM OPERATING ACTIVITIES		892
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of investments		(25,000)
Sale of investments		26,432
NET CASH FLOWS FROM INVESTING ACTIVITIES		1,432
NET INCREASE IN CASH		2,324
CASH, BEGINNING OF YEAR		76,228
CASH, END OF YEAR	$	78,552

WIC CORP.
NOTES TO FINANCIAL STATEMENTS

(1) <u>Nature of business and significant accounting policies</u>

Nature of business - WIC Corp. (the Company) acts as an introducing broker and dealer in securities primarily consisting of stocks, bonds and mutual funds. It clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, who carries all the customer accounts and maintains the records pertaining thereto. The Company's customers consist primarily of individuals located in the upper Midwest area. The Company's principal source of business is the execution of security trades as directed by WCM, Inc (WCMI), the parent of WIC Corp., for WCMI's managed accounts.

The Company is a wholly owned subsidiary of WCMI.

A summary of the Company's significant accounting policies follows:

Cash and cash equivalents - The Company considers cash in demand deposit accounts and temporary investments purchased with an original maturity of three months or less to be cash equivalents.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment securities - The Company maintains short-term and long-term investments, classified as trading securities. Trading securities are recorded at fair value, with net realized and unrealized gains and losses and dividend income reported as investment income. When possible, the fair value of securities is determined by obtaining quoted market prices.

Income recognition - Security transactions and their related commission revenue are recognized on a trade-date basis.

Income taxes - Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for differences in deductible temporary differences and operating losses and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the dates of enactment. Deferred taxes result principally from the difference in recognition of investment income for financial statement and tax reporting purposes.

The Company recognizes a liability for uncertain tax matters using a "more likely than not" threshold. Uncertain tax positions are identified and evaluated based on the likelihood that the position will be sustained after scrutiny by the applicable taxing authority.

(1) Nature of business and significant accounting policies (continued)

When tax positions do not meet the "more likely than not" threshold a cumulative probability assessment is performed in the aggregate to determine the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense.

The Company reviews and assesses its tax positions taken or expected to be taken in tax returns. Based on this assessment the Company determines whether it is more likely than not that the position would be sustained upon examination by tax authorities. The Company's assessment has not identified any significant positions that it believes would not be sustained under examination.

The Company files tax returns in the United States federal jurisdiction and in various state jurisdictions. Uncertain tax positions include those related to tax years that remain subject to examination. Federal and state tax returns are generally open for examination for three years following the date filed.

Receivables and credit policies - Receivables from clearing organizations for commissions earned by the Company are paid within 30 days of trade date. Management has reviewed its outstanding receivable amounts and believes that all the receivables are collectible at December 31, 2017.

Concentration of risk - The Company maintains its cash with high credit quality financial institutions. From time to time, the Company's balances in its bank accounts may exceed Federal Deposit Insurance Corporation limits. The Company periodically evaluates the risk of exceeding insurance levels and may transfer funds as it deems appropriate. The Company has not experienced any losses with regards to balances in excess of insured limits or as a result of other concentrations of credit risk.

Subsequent events policy - Subsequent events have been evaluated February 9, 2018 which is the date the financial statements were available to be issued.

(1) Nature of business and significant accounting policies (continued)

Recently issued accounting pronouncements – In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers*, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In March 2016, the FASB issued revised guidance which clarifies the guidance related to determining the appropriate unit of account under the revenue standard's principal versus agent guidance and applying the indicators of whether an entity is a principal or an agent in accordance with the revenue standard's control principal. In April 2016, the FASB issued an amendment to provide more detailed guidance including additional implementation guidance and examples related to identifying performance obligations and licenses of intellectual property. In May 2016, the FASB amended the standard to clarify the guidance on assessing collectability, presenting sales taxes, measuring noncash consideration, and certain transition maters. This new guidance will be effective for the Company beginning January 1, 2018 and allows for both retrospective and modified-retrospective methods of adoption. The Company has elected to use the modified-retrospective method. The Company does not expect the adoption of the guidance to have a significant effect on the timing of the recognition of revenue.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the Company.

(2) Investment securities

Fair value measurement definition and hierarchy - ASC Topic 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is affected by a number of factors, including the type of investment, the characteristics specific to the investment and the state of the marketplace including the existence and transparency of transactions between market participants. Assets and liabilities with readily available active quoted prices or for which fair value can be measured from actively quoted prices in an orderly market generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. ASC Topic 820 establishes a three-level valuation hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

(2) Investment securities (continued)

The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary by types of assets and liabilities and is affected by a wide variety of factors, including, for example, whether the investment is established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for assets and liabilities categorized in Level 3.

Cost, fair value and aggregate unrealized gains and losses for investment securities measured on a recurring basis at December 31, 2017 are as follows:

	Fair		Unrealized	
2017	Market	Cost	Gains	Losses
Money market fund	$ 3,436	$ 3,435	$ -	$ -
Mutual funds-fixed income	33,201	31,476	1,726	-
Total investment securities	$ 36,637	$ 34,911	$ 1,726	$ -

Fair value measurement definition and hierarchy - The fair values of all the investments are measured at December 31, 2017 using quoted prices in active markets for identical assets (Level 1). Investment income reflected on the statement of income includes realized and unrealized gains and losses as follows:

(2) Investment securities (continued)

	(Level 1) December 31, 2017
Net realized gains (losses)	$ -
Net unrealized gains (losses)	32
Total realized and unrealized gains and losses	$ 32

(3) Customer transactions

The Company does not hold customer funds or securities and does not execute open market transactions for its customers. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(2)(ii) of the rule.

(4) Related party transactions

The Company shares office facilities with WCMI. The sole purpose of WIC Corp. is to facilitate WCMI trading needs. If WCMI were to dissolve its business, WIC Corp. would be dissolved simultaneously. WCMI has no intentions to dissolve. A management fee of $2,000 was paid during the year ended December 31, 2017 to cover certain operating expenses. The Company received revenue of $51,718 from WCMI as reimbursement for the costs associated with the execution of security transactions, regulatory, professional and any other expenses incurred during the year ended December 31, 2017.

(5) Net capital requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1.

At December 31, 2017, the Company had net capital and net capital requirements of $118,146 and $50,000, respectively. The Company's ratio of aggregate indebtedness to net capital was .0108 to 1 at December 31, 2017.

(6) **Income tax expense**

The components of the income tax provision for the year ended December 31, 2017 are as follows:

	December 31, 2017
Current income taxes	
Federal	$ 285
State	190
Total current income taxes	475
Deferred income taxes	
Federal	5
State	3
Total deferred income taxes	8
Total income tax expense	$ 483
Deferred tax liability	$ 520
Cash paid to WCMI during the year for WIC's share of the taxes payable	$ 625

The Company files a consolidated tax return with WCMI. Tax expense is allocated to each entity based on its income or loss at their respective effective tax rates.

(7) **Financial instruments**

Off-balance-sheet credit risk - In the normal course of business, the Company's activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

The Company's customer securities activities are transacted on a cash basis.

As a securities broker and dealer, the Company is engaged in various brokerage activities servicing primarily individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company.

SUPPLEMENTARY INFORMATION

Schedule I

WIC CORP.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL

PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2017

Total ownership equity from Statement of Financial Condition	$ 123,455
Additions:	
Other -	-
Deductions:	
Non-allowable assets	(60)
Net capital before haircuts on securities positions	123,395
Haircuts on securities:	
Trading and investment securities	5,249
Net capital	$ 118,146
Aggregate indebtedness:	
Included in statement of financial condition:	
Accrued income tax and expenses	$ 1,274
Computation of basic net capital requirement:	
Minimum net capital required (the greater of $50,000 or 6-2/3% of aggregate indebtedness	$ 50,000
Capital in excess of minimum requirement	$ 68,146
Ratio, aggregate indebtedness to net capital	1.08%

Schedule II

WIC CORP.

RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5

December 31, 2017

There were no significant reconciling items to the Company's computations related to net capital under rule 15c3-1 of the Securities Exchange Act of 1934.

WIC CORP.

STATEMENT PURSUANT TO RULE 15c3-3

December 31, 2017

As more fully described in Note 3 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements of possession and control and to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(2)ii of the rule.

MHM

222 South Ninth Street, Suite 1000 • Minneapolis, MN 55402
Main: 612.339.7811 • Fax: 612.339.9845 • www.mhmcpa.com

To the Board of Directors

WIC Corp.

We have reviewed management's statements, included in the accompanying WIC Corp. Exemption Report, in which (1) WIC Corp. (the Company) identified the following provisions of 17 C.F. R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about WIC Corp's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 9, 2018

WIC Corporation's Exemption Report

WIC Corporation ("the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.[1]

WIC Corporation

I, Linda S. Wilke, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Linda S. Wilke
Title: FINOP
January 23, 2018